

November 27, 2012

Via E-mail
Steven J. Douglas
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

Re: **Brookfield Property Partners L.P.**
Amendment No. 3 to Registration Statement on Form 20-F
Supplemental Response Filed October 25, 2012
File No. 001-35505

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated October 9, 2012. Please revise your disclosure as noted below or advise:

- With respect to the quarterly equity enhancement distribution, please revise to provide an example of how such amount will be calculated, including a description of how you calculate your total capitalization value as well as a description of any adjustments.

- With respect to the incentive distributions, please disclose the specified targets and quantify the amount by which the specified targets need to be exceeded in order to pay such distributions. Please also provide an example of how such distributions will be calculated.

- Please quantify in a table all management fees, equity enhancement distributions and incentive distributions on an annual basis to clarify such disclosure.

- Please revise to describe the risks created by the structure of the management fees and equity enhancement distributions, which create incentives for the Managers and the Property Partnership General Partner to maximize fees and other distributions. In addition, please highlight the fact that the management fee is not tied to your performance.

Risk Factors, page 7

2.   We note your disclosure on page 27 that your U.S. unitholders will be considered to receive a taxable distribution as a result of the spin-off. Please revise your disclosure in the risk factor section and throughout the registration statement to highlight, if true, that (i) unitholders will be taxed as a result of the spin-off, (ii) the company has no obligation to distribute cash to pay such taxes and (iii) going forward unitholders may be subject to additional taxes and filing requirements based on your partnership structure.

History and Development of the Company, page 37

3.   We note your disclosure on page 22 that Brookfield will not owe your unitholders any fiduciary duties under your Master Service Agreement or other arrangements with Brookfield and that The Bermuda Limited Partnership Act 1883, under which your company and the Property Partnership were established, does not impose statutory fiduciary duties on a general partner of a limited partnership. Please revise your disclosure in this section to more specifically describe the fiduciary duties owed to unitholders under Bermuda law and how these fiduciary duties are different than those owed to unitholders under U.S. and Canadian law. To the extent your Limited Partnership Agreement modifies fiduciary duties that might otherwise be owed to your company, please more specifically describe these modifications.

Performance Measures, pages 66 – 67

4.   We have further considered your presentation of FFO. Please expand your disclosure to further explain why you believe that your FFO measure is economically similar to NAREIT's FFO measure, if true, focusing on the measure itself, rather than just the adjustments. Address the potential differences resulting from using IFRS versus US GAAP; explain why you believe that these are not material and/or have been removed by the adjustments.

Critical Accounting Policies, Estimates and Judgments, page 105

Investment Properties, page 105

5.   We note your disclosure on page F-19 which states that you utilize two varying valuation
        methods for your investment properties (i.e. discounted cash flow and direct
        capitalization).   Please clarify and expand your disclosure to discuss your rationale for
        using different valuation methods for different properties.   Your response should address
        any differing characteristics among the properties and the factors considered in
        determining the most appropriate valuation method to use.   In addition, please tell us and
        disclose how you validate the techniques or models you use.

Commercial Property Operations of Brookfield Asset Management, Inc.

Carve-Out Statements of Income (Loss), page F-5

6.   We will look for your revised proposed presentation discussed with us on November 20,
        2012 during our review of your next amendment to the Registration Statement.

Note 7 – Equity Accounted Investments, page F-22

7.   We note your response to comment 4 of our letter dated October 9, 2012. Please revise
        to also disclose the percentage of common stock these warrants would represent upon
        exercise for just you separately, without consideration of your consortium
        partners. Furthermore, we note that you disclose that the fair value of your interest in
        GGP as of December 31, 2011 is $4.1 billion. Please tell us and disclose how you
        determined this fair value amount.   Your response should address the various
        components that make up your total economic interest held in GGP (e.g., common stock,
        warrants, etc.), the fair value technique used to value each component, and how the fair
        value determined relates to the publicly traded share price of GGP as of December 31,
        2011. We note that the 2011 Annual Report for Brookfield Asset Management discloses
        on page 120 that the fair value of its investment in GGP is only $2.9 billion; please
        reconcile this amount to the amount you have disclosed on page F-22.

Un-Audited Pro-Forma Financial Statements

Note 4 – Pro-Forma Adjustments

(e) Partnership Equity, page PF-11

8.   We continue to consider your analysis regarding non-controlling interest.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, ACA, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel